CELLECT BIOMED LTD.

23 Hata’as Street

Kfar Saba, Israel 44425

July 1, 2016

Suzanne Hayes, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Cellect Biomed Ltd. (the “Company”)
Amendment No. 1
Draft Registration Statement on Form F-1
Submitted May 25, 2016
CIK No. 0001671502

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of June 16, 2016, with respect to the above-captioned filing. Concurrently with this letter the Company is submitting an amendment to its Registration Statement on Form F-1 (the “Filing”). For ease of reference, the Company’s response is keyed to your comment (inserted in italicized font).

Business
Raw Materials and Suppliers, Page 66

1.	We note our response to prior comment 7. Given your statements that the number of third party suppliers with the necessary manufacturing and regulatory expertise is limited; a significant delay in the supply of key materials for a preclinical or clinical trial could considerably delay completion of your clinical trials, testing and potential approval of your product candidate; and your stated strategy of achieving a relatively quick validation, it appears that the identity of your supplier may be material information. Please identify the supplier or provide us with additional support for your determination that the identity is not material.

Response to Comment 1:

In response to the Staff’s comment, the Company has amended page 67 of the Filing to include the identity of its FasL supplier.

Ms. Suzanne Hayes

July 1, 2016

Please contact the undersigned at (+972) (9) 974-1444, or Oded Har-Even at (212) 660-5002 or Shy S. Baranov at (617) 338-2932, attorneys at Zysman, Aharoni, Gayer and Sullivan & Worcester LLP the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully,

Cellect Biomed Ltd.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

cc:	Oded Har-Even, Esq.

Shy S. Baranov, Esq.